1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 13, 2025

Via Edgar

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington DC 20549

Attn: Ms. Anu Dubey

Re:	HPS Corporate Lending Fund

Amendment No. 1 to Registration Statement on Form N-14

File No. 333-283686

Dear Ms. Dubey:

On behalf of HPS Corporate Lending Fund (the “Company”), this letter responds to the comment issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a phone call on January 13, 2025 between Anu Dubey of the Staff and Matthew Carter of Dechert LLP, counsel to the Company, relating to the Company’s Amendment No. 1 to the registration statement on Form N-14 that was filed with the SEC on January 10, 2025 (as amended, the “Registration Statement”) and the Company’s response letter submitted on January 10, 2025 (the “Prior Letter”).

For your convenience, the Staff’s comment is included in this letter and is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.

Comment: The Staff notes the response to comment #9 in the Prior Letter. Please confirm that the following requested change will be made in a filing pursuant to Rule 424 after acceleration of the Registration Statement: Please confirm that all references to the Section “Certain Material U.S. Federal Income Tax Considerations” are revised to delete “Certain” to conform to the change made on page 42.

Response: As requested, the Company confirms that the requested change will be made throughout the final prospectus to be filed pursuant to Rule 424 by the Company, which will be filed after effectiveness of the Registration Statement.

* * * * * *

January 13, 2025 Page 2

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com or Thomas Friedmann at (617) 641-7120 or by email at thomas.friedmann@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Michael Patterson, HPS Corporate Lending Fund

Grishma Parekh, HPS Corporate Lending Fund

Robert Busch, HPS Corporate Lending Fund

Thomas J. Friedmann, Dechert LLP

Nadeea Zakharia, Dechert LLP